UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

BAZAARVOICE, INC.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

(Title of Class of Securities)

073271108

(CUSIP Number)

Vector Capital IV, L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

With a copy to: Paul Hastings LLP 55 2nd Street, 24th Floor San Francisco, CA 94105 Telephone: (415) 856-7000 Attn: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* WK, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,052,768
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 5,052,768
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.16%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,052,768
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 5,052,768
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.16%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Entrepreneur Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 61,370
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 61,370
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.07%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 61,370
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 61,370
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.07%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,114,138
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 5,114,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,114,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.23%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,114,138
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 5,114,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,114,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.23%
14.	Type of Reporting Person (See Instructions) IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $ 0.0001 per share (the “Shares”), of Bazaarvoice, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Issuer is 10901 South Stonelake Blvd., Austin, Texas 78746-3211. As reported in the Company’s Quarterly Report on Form 10-K for the fiscal year ended April 30, 2016, as of June 10, 2016, there were 82,086,530 Shares outstanding.

Item 2.	Identity and Background.

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), (ii) Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), (iii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VE III”), (iv) Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), (v) Vector Capital, L.L.C., a Delaware limited liability company (“VC”, and together with VC IV, VCP IV, VEF III and VCP III, “Vector”), and (vii) Alexander R. Slusky, an individual (“Mr. Slusky”). VCP IV is the sole General Partner of VC IV. VCP III is the sole General Partner of VEF III. VC is a General Partner of both VCP III and VCP IV. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b) The business address for the Reporting Persons is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(c) The business of Vector is that of a private limited partnership, engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of VC IV, VEF III and VC is organized under the laws of the State of Delaware. Each of VCP IV and VCP III is organized under the laws of the Cayman Islands. Mr. Slusky is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

In a series of transactions through and including June 27, 2016, the Reporting Persons have acquired 5,114,138 Shares for approximately $17,587,637.61 in investment capital. The source of funds for this consideration was the available capital of Vector, which may, at any given time, include margin loans made by brokerage firms, borrowings under a working capital line of credit with Silicon Valley Bank or capital contributions from investors in the Vector funds, each in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment in the ordinary course of business, as they believed that the Shares, at market prices when acquired, represented an attractive investment opportunity.

The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation: purchasing additional shares or selling some or all of their Shares; engaging in any hedging or similar transactions with respect to the Shares; seeking board representation; taking positions or making proposals with respect to, or taking other actions to effect changes in the board composition, ownership structure, management, the charter documents, strategy, future plans and operations of the Company; encouraging the Company to pursue one or more strategic transactions, including transactions in which the Reporting Persons may participate; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	VC IV beneficially owns 5,052,768 Shares, making it the beneficial owner of 6.16% of the Company’s common stock.

ii.	VCP IV beneficially owns 5,052,768 Shares, making it the beneficial owner of 6.16% of the Company’s common stock.

iii.	VEF III beneficially owns 61,370 Shares, making it the beneficial owner of 0.07% of the Company’s common stock.

iv.	VCP III beneficially owns 61,370 Shares, making it the beneficial owner of 0.07% of the Company’s common stock.

v.	VC beneficially owns 5,114,138 Shares, making it the beneficial owner of 6.23% of the Company’s common stock.

vi.	Mr. Slusky beneficially owns 5,114,138 Shares, making him the beneficial owner of 6.23% of the Company’s common stock.

(b)	The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	VC IV	VCP IV	VEF III	VCP III	VC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0
Shared Power to Vote/Direct Vote	5,052,768	5,052,768	61,370	61,370	5,114,138	5,114,138
Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0
Shared Power to Dispose/Direct Disposition	5,052,768	5,052,768	61,370	61,370	5,114,138	5,114,138

(c)	There have been no purchases or sales of the Company’s common stock by any of the Reporting Persons within the last sixty days, except for the purchases of the Company’s common stock by VC IV and VEF III on the open market as indicated in the table below, which table sets forth the date of each transaction, number of shares purchased in each transaction, and the purchase price per share for the shares purchased in each transaction.

Purchases by VC IV:

Date	Number of Shares Purchased	Purchase Price Per Share
5/3/2016	44,979	$3.3874
5/4/2016	46,155	$3.3718
5/5/2016	53,471	$3.3423
5/6/2016	41,694	$3.3602
5/6/2016	22,871	$3.3786
5/9/2016	35,370	$3.3788
5/9/2016	46,216	$3.3828
5/10/2016	28,454	$3.3939
5/10/2016	12,567	$3.3953
5/11/2016	31,122	$3.3997
5/11/2016	3,260	$3.4000
5/12/2016	47,226	$3.3957
5/12/2016	14,294	$3.3938
5/13/2016	63,133	$3.3993
5/13/2016	31,050	$3.3886
5/16/2016	59,478	$3.3598
5/16/2016	6,189	$3.3828
5/17/2016	20,056	$3.3996
5/17/2016	16,257	$3.3998
5/18/2016	32,900	$3.3973
5/18/2016	11,777	$3.3978
5/19/2016	52,364	$3.3805
5/19/2016	49,578	$3.3920
5/20/2016	692	$3.3996
5/20/2016	149	$3.4000
6/15/2016	23,416	$3.4500
6/15/2016	37,522	$3.4500
6/16/2016	11,461	$3.4367
6/16/2016	692	$3.4214
6/17/2016	63,232	$3.4497
6/17/2016	34,067	$3.4500
6/24/2016	988,000	$3.5700
6/27/2016	65,944	$3.5895
6/27/2016	106,687	$3.5679

Purchases by VEF III:

Date	Number of Shares Purchased	Purchase Price Per Share
5/3/2016	546	$3.3874
5/4/2016	561	$3.3718
5/5/2016	649	$3.3423
5/6/2016	506	$3.3602
5/6/2016	278	$3.3786
5/9/2016	430	$3.3788
5/9/2016	561	$3.3828
5/10/2016	346	$3.3939
5/10/2016	153	$3.3953
5/11/2016	378	$3.3997
5/11/2016	40	$3.4000
5/12/2016	574	$3.3957
5/12/2016	174	$3.3938
5/13/2016	767	$3.3993
5/13/2016	377	$3.3886
5/16/2016	722	$3.3598
5/16/2016	75	$3.3828
5/17/2016	244	$3.3996
5/17/2016	197	$3.3998
5/18/2016	400	$3.3973
5/18/2016	143	$3.3978
5/19/2016	636	$3.3805
5/19/2016	602	$3.3920
5/20/2016	8	$3.3996
5/20/2016	2	$3.4000
6/15/2016	284	$3.4500
6/15/2016	456	$3.4500
6/16/2016	139	$3.4367
6/16/2016	8	$3.4214
6/17/2016	768	$3.4497
6/17/2016	414	$3.4500
6/24/2016	12,000	$3.5700
6/27/2016	801	$3.5895
6/27/2016	1,296	$3.5679

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document

1	Joint Filing Agreement dated July 5, 2016, by and among VC IV, VCP IV, VEF III, VCP III, VC and Alexander R. Slusky.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 5, 2016

VECTOR CAPITAL IV, L.P.

By: VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL PARTNERS IV, L.P.

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR ENTREPRENEUR FUND III, L.P.

By: VECTOR CAPITAL PARTNERS III, L.P., its general partner

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL PARTNERS III, L.P.

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky